Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of April, 2009	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F ☒       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

For Immediate Release
April 3, 2009

Grupo Radio Centro to Provide Programming to Los Angeles Radio Station KMVN-FM

Mexico City, April 3, 2009 - Grupo Radio Centro, S.A.B. de C.V. (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today that it has entered into a local marketing agreement (the “LMA”) with Emmis Communications Corporation (“Emmis”), a U.S. radio broadcasting company.  Under the LMA, the Company will provide programming to, and sell advertising time on, KMVN-FM, a radio station broadcasting in Los Angeles, California on the 93.9 FM frequency, for up to seven years.  The Company also entered into a seven-year call and put option agreement (the “Option Agreement”) with Emmis to purchase the assets of KMVN-FM.

Under the LMA, the Company will pay Emmis U.S. $7 million per year, plus expenses incurred by Emmis with respect to the station, and the Company has agreed to advance U.S. $14 million (approximately Ps.200 million) as prepayment for the first two years.  The Company is financing the prepayment with a bank loan in an aggregate principal amount of Ps. 200 million, bearing interest at a fixed rate of 13.0% per annum and maturing in five years.

The Company is entitled to exercise its call option to purchase the KMVN-FM station assets under the Option Agreement at any time during its seven-year term, and Emmis is entitled to require the Company to purchase the station assets during the seventh year of the term.  If, at the time of the exercise of the call or put, the Company is not qualified under U.S. law to own a U.S. radio station, the Company must assign the Option Agreement to a qualified third party. The purchase price under the Option Agreement is U.S. $110 million.

Mr. Carlos Aguirre, Grupo Radio Centro’s Chief Executive Officer, stated, “We are very pleased to announce this transaction, which will permit Radio Centro to broadcast the Company’s programming on an important FM radio station in the largest radio market in the United States in terms of revenue, Los Angeles, California.  This transaction promotes Radio Centro’s business strategy by allowing the Company an opportunity to leverage its international programming success despite the current recession.”

Emmis Chairman and Chief Executive Officer, Mr. Jeff Smulyan stated, “As we announced last year, we are exploring strategic alternatives, lowering debt and better positioning ourselves to face the current recession.  We want to do what is right to get the best results for our shareholders and employees.  While selling a station is always difficult, in making today’s announcement, we made substantial progress toward these goals.”

Grupo Radio Centro, S.A.B. de C.V.

Company Description

Grupo Radio Centro owns and/or operates 14 radio stations in Mexico. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, 108 Grupo Radio Centro-affiliated radio stations throughout Mexico.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual or future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

IR Contacts
In México:	In New York:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 7018	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V. (Registrant)

Date: April 3, 2009	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer